February 26, 2007

VIA EDGAR

Cecilia D. Blye, Chief
Office of Global Security Risk
  Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-5546

Re:	Companhia de Bebidas das Américas - AmBev
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed August 23, 2006
File No. 1-15194

Dear Ms. Blye:

          This is in response to your further comment letter dated February 2, 2007 relating to the above-referenced file, and supplements our letter to you dated January 19, 2007.

          To facilitate your review, we have reproduced your comment in italics below and have provided our response immediately following your comment.  Capitalized terms used herein without definition have the meanings given them in our annual report on Form 20-F for the year-ended December 31, 2005.

Comment:

Please refer to comment 1 in our letter dated December 19, 2006.  We note from InBev’s annual report for the fiscal year ended December 31, 2005, which is posted on its website, that InBev owns a brewery, distributes five brands of beer, occupies the second largest market position, and has 35.6% of the market share in Cuba.  Please expand your materiality analysis to address the potential impact upon your reputation and share value of the Cuban operations of your majority shareholder.  In this regard, we note the investor sentiment underlying the legislative and other actions cited in our prior comment.  We note also the reference in third paragraph on page 4 of your letter to “our affiliation with InBev, which has carried on a beer business in Cuba...”

Ms. Cecilia D. Blye
February 26, 2007

Response:

          We have further analyzed the potential impact on AmBev resulting from the Cuban operations of InBev, AmBev’s largest shareholder, and have done so in light of the current investor sentiment in the United States regarding companies that conduct business with states which have been identified as engaging in international terrorism.

          As you have noted in your comment, according to InBev’s annual report, InBev owns a brewery and distributes five brands of beer in Cuba, with a 35.6% market share in that country.  These activities however, are not carried out by AmBev, but rather by its largest shareholder, InBev.  AmBev does not control InBev, and we do not believe that AmBev investors attribute InBev’s activities to AmBev.  Further, we believe that, to the extent considered by U.S. investors, these investors correctly perceive that the business in which InBev is engaged in Cuba – producing and distributing beer – has no military or other applications which threaten to harm the interests of the United States or its allies.

          Consequently, we do not believe that our affiliation with InBev adversely affects AmBev’s reputation with investors nor its liquidity or share value.

In connection with responding to your comment letter, the Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the U.S. Securities Exchange Act of 1934;

(ii)

Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have additional questions or comments, please do not hesitate to contact Graham Staley at +55 11 2122-1428, or Pedro Mariani at +55 11 2122-1374, or by fax at +55 11 2122-1529.

Very truly yours,

Companhia de Bebidas das Américas—AmBev

By:	/s/

Name:	Pedro de Abreu Mariani
Title:	Officer

Ms. Cecilia D. Blye
February 26, 2007

cc:	Christopher Owings
Assistant Director
Division of Corporation Finance

Mara Ransom
Legal Branch Chief
Division of Corporation Finance

Pradip Bhaumik
Attorney-Advisor

J. Alan Bannister
Gibson, Dunn & Crutcher

Kevin Kelley
Gibson, Dunn & Crutcher

Brian Lane
Gibson, Dunn & Crutcher LLP